Exhibit 99.1

TD and Air Canada Finalize Long-Term Agreement for Air Canada Credit Card Loyalty Program

•	Agreement provides clarity to TD Aeroplan customers and should offer a smooth transition to Air Canada's new loyalty program, which is expected to launch in 2020

•	TD to become the primary credit card issuer for Air Canada's new loyalty program through to 2030, solidifying TD's position as Canada's leading issuer of credit cards

TORONTO, November 26, 2018 - The Toronto-Dominion Bank ("TD") and Air Canada today announced the finalization of a long-term loyalty program agreement (the "Loyalty Agreement"). Under the terms of the Loyalty Agreement, TD will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. The Loyalty Agreement was finalized in conjunction with Air Canada entering into a definitive share purchase agreement with Aimia Inc. ("Aimia") for the acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). The closing of the Transaction is subject to the satisfaction of certain conditions, including receipt of Aimia shareholder approval and customary regulatory approvals. The Loyalty Agreement will become effective upon the closing of the Transaction.

"We're excited about this agreement, which will bring long-term stability, continuity and value for our TD Aeroplan customers," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "We're pleased to have taken this important step in becoming the primary credit card issuer for Air Canada's new loyalty program, which reinforces our strength in the Canadian Credit Cards business and positions us well for future growth."

If the proposed Transaction is completed, TD will pay $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) will be recognized as an expense during the first quarter of 2019, and $75 million will be recognized as an intangible asset amortized over the Loyalty Agreement term, both of which are expected to be reported as items of note. In addition, TD will prepay $308 million plus applicable sales tax for the future purchase of loyalty points over a ten year period. TD also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The proposed transaction is expected to reduce TD's CET 1 ratio on close by approximately 13 basis points.

If the proposed Transaction is completed, TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned. In the interim, TD Aeroplan customers can continue to earn and redeem miles as they do today.

Caution Regarding Forward-Looking Information

From time to time, The Toronto-Dominion Bank ("TD" or the "Bank") makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") in the Bank's 2017 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, strategic plans and the ability to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access, or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

With regard to the proposed Transaction and the Loyalty Agreement, there can be no assurance that the Transaction will be completed in the timeframe anticipated and that the Loyalty Agreement will become effective, that Aimia shareholder and regulatory approvals will be obtained, or that other closing conditions to the Transaction will be satisfied on the proposed terms and timeframe. There can be no assurance that TD will realize the anticipated benefits or results; actual results could differ materially from the expectations expressed in the forward-looking statements. Examples of material assumptions made by TD in the forward-looking statements, including TD’s expectations regarding the costs TD expects to incur, include assumptions regarding costs, process, and timeline to launch cards based on TD's experience.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" and "Significant Events and Pending Acquisitions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on July 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Gillian Manning, Investor Relations, 416-308-6014

Julie Bellissimo, Media Relations, 416-965-6050